                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The cash tender offer described herein applies without distinction, under equal terms and conditions, to all Telecom Italia Media shareholders, but is not being made, directly or indirectly, in or into the United States, Canada, Japan, Australia or any other jurisdiction outside Italy in which the tender offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations (hereafter “Other Countries”). In like manner, no acceptance of this offer originating, directly or indirectly, from the United States, Canada, and Australia, nor from Other Countries where such acceptance would be in violation of local law, shall be considered valid or effective. The cash tender offer described herein is not being made directly or indirectly, in or into, and cannot be accepted, directly or indirectly from, the United States, Canada or Australia, nor into or from Other Countries either via the services of any market regulated by the United States, Canada, Australia or Other Countries, or by the use of the mails of, or by any means of domestic or international communication or trade of the United States, Canada, Australia or Other Countries (including, without limitation and by way of example only, by mail, fax, telex, e-mail, telephone, the Internet or any other electronic medium or format). Any such offer shall not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire or sell financial instruments in the United States, Canada, Australia or Other Countries.

TELECOM ITALIA MEDIA: VOLUNTARY PARTIAL TENDER OFFER ON ORDINARY SHARES AND THE VOLUNTARY PARTIAL TENDER OFFER ON SAVINGS SHARES IS EFFECTIVE

Rome, June 27, 2005 – In accordance with the terms of the Offer Document, and further to the notice issued on June 24 regarding the provisional results of the partial voluntary tender offer on ordinary shares and the partial voluntary public tender offer on savings shares, Telecom Italia Media announces that the offer is proceeding pursuant to the terms stated in Sections A.1 and C.7 in the Offer Document. Specifically, no extraordinary circumstances have arisen in Italy or internationally nor exceptional events that seriously impact Telecom Italia Media and its group of companies in terms of assets, earnings and finance as compared with the situation reported in the accounts as at March 31, 2005, nor have any changes to applicable law been introduced which would limit or in any event be prejudicial to the acquisition of the Telecom Italia Media ordinary shares and/or savings shares, or to the exercise of the company’s ownership rights and/or the exercise of voting rights and of other rights associated with the Telecom Italia Media ordinary shares and/or the savings shares.

As a result, the Offer is now to be considered effective.

Since the maximum number of Telecom Italia Media ordinary and savings shares tendered exceeds the maximum number of shares sought in the offer, the company will proceed with a proration of the acceptances, as announced on June 24.

Any Telecom Italia Media ordinary and savings shares not acquired by the company following proration will be released and returned to tendering shareholders on June 29, 2005.

The transfer to Telecom Italia Media of ownership of the ordinary and savings shares tendered and accepted will take place on the scheduled payment date, and therefore on July 1, 2005.

Telecom Italia Media was advised by Morgan Stanley & Co. Limited. Banca Caboto S.p.A. (Intesa Group), MCC - Capitalia Banking Group and Unicredit Banca Mobiliare S.p.A. acted as intermediaries engaged to coordinate the collection of acceptances.

Media Relations

Telecom Italia Media Press Office

+ 39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 27th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer